The principal investment strategies for Fidelity Treasury Only Money Market Fund have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser normally invests at least 99.5% of the fund's total assets in cash and U.S. Treasury securities. ~~The Adviser also may enter into reverse repurchase agreements for the fund.~~ The Adviser normally invests the fund's assets in securities whose interest is specifically exempt from state and local income taxes under federal law; such interest is not exempt from federal income tax.

In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund's investments. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income.

In addition, the Adviser normally invests at least 80% of the fund's assets in U.S. Treasury securities.